SCHEDULE 13G

                        Under the Securities and Exchange Act of 1934
                                              10
                                       (Amendment No.)

                                           CPI Corp
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          125902106
                                        (CUSIP Number)

                                          08/19/2008
                                        (Date of Event)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Van Den Berg Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  A
  B x

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
  USA

5 SOLE VOTING POWER
  95

6 SHARED VOTING POWER
  982,376

7 SOLE DISPOSITIVE POWER
  95

8 SHARED DISPOSITIVE POWER
  982,376

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  982,471

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   15.11%

12 TYPE OF REPORTING PERSON*
   IA

Item 1.

  (a) Name of Issuer
      CPI Corp

  (b) Address of Issuer's Principal Executive Offices
      1706 Washington Avenue
      St. Louis, MO 63103-1790

Item 2.

  (a) Name of Person Filing
      VAN DEN BERG MANAGEMENT

  (b) Address of Principal Business Office or, if none, Residence
      805 Las Cimas Parkway
      Suite 430
      Austin, Texas   78746

  (c) Citizenship
      USA

  (d) Title of Class of Securities
      Common stock

  (e) CUSIP Number
      125902106

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

 (a) Broker or Dealer registered under Section 15 of the Act

 (b) Bank as defined in section 3(a)(6) of the Act

 (c) Insurance Company as defined in section 3(a)(19) of the act

 (d) Investment Company registered under section 8 of the Investment Company Act

 (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

 (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

 (g) Parent Holding Company, in accordance with 240.13d-l(b)(ii)(G) (Note: See Item 7)

 (h) Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

  (a) Amount Beneficially Owned
      982,471

  (b) Percent of Class
      15.11%

  (c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote
          95

    (ii)  shared power to vote or to direct the vote
          982,376

    (iii) sole power to dispose or to direct the disposition of
          95

    (iv)  shared power to dispose or to direct the disposition of
          982,376

Item 5. Ownership of Five Percent or Less of a Class.

Item 6. [X] Ownership of More than Five Percent on Behalf of Another Person

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding Company

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date
                                        08/28/2008
                                        Signature
                                        Jim Brilliant / Vice President
                                        Name/Title